

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Ms. Grace He
VP of Finance
YOU On Demand Holdings, Inc.
375 Greenwich Street, Suite 516
New York, New York 10013

> **Re: YOU On Demand Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 17, 2015**
> **File No. 333-205042**

Dear Ms. He:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering for resale up to 15,902,993 shares of common stock and that your chief executive officer, an entity affiliated with your executive chairman and certain of your other directors are among the selling stockholders. Given the amount of shares being offered relative to the number of shares outstanding held by non-affiliates and the nature of the selling stockholders, it appears that this may be an indirect primary offering by the company and that the selling stockholders may actually be underwriters selling on behalf of the company. Please provide us with a detailed legal analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

2. We note that you are registering for resale 1,938,411 shares of common stock issuable upon conversion of Series E preferred stock issuable upon conversion of a promissory note. Please remove these shares as it is premature to register them for resale before the

promissory note has been converted into Series E preferred stock and the Series E preferred stock is outstanding.

3. We note that you have submitted an application for confidential treatment for portions of Exhibit 10.1 to your Form 10-Q filed May 14, 2015, which is incorporated by reference into the Form S-3. Please note that any comments on this pending confidential treatment request may impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application.

Selling Stockholders, page 6

4. You disclose in the first sentence of this subsection that you are registering for resale shares of common stock issuable upon "the exercise of the Warrants issued and issuable to the selling stockholder." Please confirm that all of these warrants are currently outstanding.

5. Please disclose the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the company. Briefly disclose how each selling security holder received their shares.

6. You disclose that Kerry Propper, Ronald Glickman and Steven Urbach are affiliates of a broker-dealer and are registering for resale shares underlying warrants. It appears that these individuals are affiliated with Chardon Capital Markets, and we note that Chardon Capital Markets served as placement agent in the company's August 2012 offering consisting of either Class A units and warrants or Class B units and warrants. Please disclose how and when Messrs. Propper, Glickman and Urbach received their warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Emily C. Drazan, Staff Attorney at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: William N. Haddad, Esq.
        Reed Smith LLP